UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                    USA Telcom Internationale
         (Name of Small Business Issuer in its charter)


            Nevada                           88-0408213
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)


 7341 W. Charleston Boulevard,                 89117
    Ste 130, Las Vegas, NV
(Address of principal executive             (zip code)
           offices)

Issuer's telephone number:    (702) 524-4149

Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered



Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 25,000,000 shares authorized, 4,250,000 issued and outstanding as of December 31,
                                2001.

                        TABLE OF CONTENTS

Part I                                                         3
 Item 1.Description of Business                                3

 Item 2.Management's Analysis of Financial Condition and Plan
        of Operation                                           6

 Item 3.Description of Property                                7

 Item 4.Security Ownership of Certain Beneficial Owners and
        Management                                             7

 Item 5.Directors and Executive Officers, Promoters and
        Control Persons                                        8

 Item 6.Executive Compensation                                10

 Item 7.Certain Relationships and Related Transactions        11

 Item 8.Description of Securities                             11


Part II                                                       12
 Item 1.Market Price of and Dividends on the Registrant's
        Common Equity and Related Stockholder Matters         12

 Item 2.Legal Proceedings                                     13

 Item 3.Changes in and Disagreements with Accountants         13

 Item 4.Recent Sale of Unregistered Securities                13

 Item 5.Indemnification of Directors and Officers             14


Part F/S                                                      16

Part III                                                      26

SIGNATURES                                                    27

INTRODUCTORY STATEMENT

USA Telcom Internationale ("USA Telcom" or the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on a nationally recognized exchange. Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities Act of 1934.

This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-
looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate," or "continue," or the negative or other variations thereof are intended to identify forward-looking statements.



                             Part I

Item 1.   Description of Business

A.Business Development and Summary

USA Telcom Internationale, hereinafter referred to as the "Company" or "USA Telcom," was organized by the filing of Articles of Incorporation with the Secretary of State in the State of Nevada on November 5, 1998 (NV# C25940-98). The Articles of Incorporation of the Company authorized the issuance of twenty five million (25,000,000) shares of $0.001 par value Common Stock and no shares of Preferred Stock. As of October 31, 2001, the Company has issued approximately 4,250,000 shares of Common Stock to approximately fifty-four (54) shareholder of record.

USA Telcom is engaged in exporting high-tech equipment and technology to Vietnam. The Company has established a track record of selling security equipment to a subsidiary of the Vietnam Ministry of Police, pursuant to requisite approvals from the U.S. government.

The Company's objective is to become a leading exporter of high-tech equipment and technology to Vietnam. The Company intends to achieve this goal by (i) focusing its exports to Vietnam on telecommunications equipment and (ii) the diversification of operations beyond export trade to include equipment assembly and telecommunications services in Vietnam.

USA Telcom so far has limited its operations to startup and development activities. In the approximately two years of operation from November 5, 1998 (Date of Inception) to December 31, 2001, the Company generated limited revenues and incurred a net loss of $86,980. The Company is considered a development stage company.

The   Company's  executive  offices  are  located  at  7341  West
Charleston  Boulevard,  Suite 130, Las Vegas,  NV  89117,  phone:
(702) 524-4149.

The Company's fiscal year end is December 31.

B.Business of Issuer

(1) Principal Products and Services and Principal Markets

The Company has been involved in exporting security equipment to Vietnamese entities affiliated with the Ministry of Police. Such equipment will include digital wireless emergency communications systems, digital wireless local loop systems, wireless television transmitting stations, miniature transmitter locating devices, speech scramblers, receiving systems, and night vision devices. The Company has received indications of interest in and, consequently, is considering diversifying into exporting telecommunications and other types of high-tech equipment. Such other equipment may include security surveillance systems, audio recording devices, x-ray equipment, handheld radar guns, and fixed-line telecommunications monitoring devices.

The Company will ship products against receipt of letters of credit from a major banking institution typically guaranteed by EXIM Bank. The Company's customers are typically responsible for all customs, clearance procedures, and duties and/or taxation of all goods delivered to and within Vietnam.

(2)  Distribution Methods of the Products or Services

(3)  Status of Any Announced New Product or Service

USA Telcom has not publicly announced any products or services except those mentioned elsewhere in this Registration Statement. Any and all statements, included in this Registration Statement, regarding the status of such products and services are incorporated herein by reference to such statements.

(4) Competitive   Business  Conditions  and   the   Issuer's
    Competitive Position

The Company competes for business opportunities in Vietnam with trading arms of major equipment manufacturers and independent trade companies from all over the world. As indicated earlier, all major players in the industry have established presence in Vietnam and are aggressively competing for the market share. Increased competition may result in fewer opportunities and higher costs of growth. The Company believes that the past track record, quality and promptness of contract performance, and price historically have been, and will continue to be, the most significant competitive factors affecting the Company's business.

Many of the Company's competitors are substantially larger and have substantially greater financial resources than USA TelCom.
If the Company is unable to compete successfully, its business will suffer.

(5) Raw Materials and Suppliers

The Company does not anticipate that it will depend on any one supplier to the extent that a disruption in the supply from one vendor to the Company could not be remedied quickly and cost-effectively.

(6) Customers

USA TelCom's objective is to grow its exporting business by expanding the number of contracts with government and private entities in Vietnam. The Company plans to take advantage of its extensive contacts in Vietnam and its experience with financing international trade via letters of credit partially guaranteed by EXIM Bank.

In the future, the Company plans to diversify its operations to include equipment assembly and telecommunications services in
Vietnam. In particular, the Company plans to organize or purchase a Vietnamese subsidiary that will provide telecommunications voice and facsimile services over the Internet Protocol (IP). A preliminary inquiry into this business opportunity suggests that the Company will be able to work in cooperation with one of the local Internet providers and receive financial support from the Vietnamese government through the proposed Vietnamese corporate subsidiary.

The government of Vietnam still plays an important role in the Vietnamese economy. Government agencies have been and remain the major purchasers of imported high-tech equipment. Consequently, the Company's marketing efforts concentrate on nurturing its existing relationships and developing new relationships with various government agencies in Vietnam. The Company's goal is to maintain its reputation of a reliable supplier of high quality equipment that meets and exceeds the expectations of the counter parties.

(7) Patents,  Trademarks, Licenses, Franchises,  Concessions,
    Royalty Agreements, or Labor Contracts

The Company currently does not have any patents, trademarks, franchises, concessions, royalty agreements, or labor contracts.

(8) Government Approval of Principal Products or Services

(9) Effects of Existing or Probable Governmental Regulations

With the introduction of market-oriented reforms, Vietnam has moved toward a more open trading system. The country joined ASEAN Free Trade Area and applied for membership in the World
Trade Organization. However, despite these developments, trade barriers remain high. The country still employs a number of highly restrictive tariff- and non-tariff measures, including import quotas, a variety of tariffs and taxes, import licensing, and outright import prohibitions. Products exported to Vietnam may need to comply with local standards and labeling requirements. Additionally, certain types of exports and transfer of technology to Vietnam may still be subject to review and licensing by the U.S. government.

(10) Research and Development Activities

As of the date of this Registration Statement, the Company has not incurred any research and development expenses and does not plan to incur any additional research or development expenses over the next twelve months. No research and development costs are or will be borne directly by customers.

(11) Impact of Environmental Laws

The Company currently does not anticipate that any governmental laws will have an affect on the business of the Company.

(12) Employees

Excluding  officers, the Company presently has no employees.  The
Company anticipates to completely rely on efforts of its officers and directors in the near short term.

C.Reports to Security Holders

(1)  Annual Reports

Although  USA Telcom has not been required to do so, the  Company
intends   voluntarily  to  deliver  annual  reports  to  security
holders.   Such  annual  reports will include  audited  financial
statements.

(2)  Periodic Reports with the SEC

As of the date of this Registration Statement, USA Telcom has not been filing periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, USA Telcom will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)  Availability of Filings

The public may read and copy any materials USA Telcom files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 2.Management's Analysis of Financial Condition and  Plan  of
       Operation

A.Management's Analysis of Financial Condition

This section should be read in conjunction with the audited financial statements included in Part F/S of this filing.

In the approximately thirty-eight (38) months of operation from November 5, 1998 (Date of Inception) to December 31, 2001, the
Company generated limited revenues and incurred a cumulative net loss of $86,980.

The  Company's  loss  resulted entirely from  costs  of  start-up activities, including consulting fees and other general and administrative expenses. The Company financed its operations during the period from November 5, 1998, to December 31, 2001 by issuing capital stock to its founder and officers in exchange for cash and from additional donated cash in the amount of $24,607 from an officer of the Company. The Company is authorized to issue 25,000,000 shares of its $0.001 par value Common Stock and no shares of Preferred Stock.

On January 10, 1999, USA Telcom issued 600,000 shares of common stock to the officers of the Company for cash of $600. On December 10, 1999, the Company effectuated a 2-for-1 forward stock split for issued and outstanding shares of Common Stock of the Company. Also on December 10, 2000, USA Telcom issued 1,800,000 shares of common stock to an officer of the Company as founder stock for $92,536 in cash. On October 31, 2001, USA Telcom closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 1,250,000 shares of its common stock at $0.05 per share to outside investors for cash in the total amount of $62,500. As of October 31, 2001, USA Telcom had 4,250,000 shares of Common issued and outstanding held by 53 shareholders of record. As of December 31, 2001, the Company had a working capital of $55,684, including $48,364 in cash.

B.Plan of Operation

As of the date of this Registration Statement, the Company has a temporary corporate presence and office space in the Country of Vietnam. The Company will file an application for a representative office license with the Vietnamese government upon approval of the Company's Form 10SB with the Securities and Exchange Commission. The Company anticipates finding appropriate office space in the Country of Vietnam during the 2nd quarter of 2002.

The Company believes that it has sufficient resources to support its operations for the next twelve to eighteen months. However, without realizing revenues, the Company will eventually face financial difficulties and may need to raise additional capital. It is the intent of the Company, in the next twelve months, to generate revenues sufficient to operate and grow as a going concern.

C.Segment Data

As of December 31, 2001, the Company has generated limited sales revenue of $44,179 for twelve months ended for calendar year 2001 under a single business segment. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.   Description of Property

A.Description of Property

The   Company's  principal  offices  are  located  at  7341  West
Charleston  Boulevard, Suite 130, Las Vegas, NV 89117, telephone:
(702) 524-4149. The Company is being provided office space at this location on a month-to-month basis.

The Company has a temporary corporate presence and office space in the Country of Vietnam. The Company will file an application for a representative office license with the Vietnamese government upon approval of the Company's Form 10SB with the Securities and Exchange Commission. The Company anticipates finding appropriate office space in the Country of Vietnam during the 2nd quarter of 2002.

B.Investment Policies

Management of the Company may engage in the acquisition or sale of real estate assets primarily for possible capital gain for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Certain Beneficial  Owners  and
        Management

A.Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Title of   Name of Beneficial   Number of   % of Class
  Class         Owner (1)        Shares

Common     Allen Jones,        2,200,000      51.77%
Stock      President, CEO,
           and Director

Common     Michael F.          800,000        18.83%
Stock      Browning,
           Secretary,
           Treasurer, and
           Director

Common     Ly Hoang, Executive       0         0.00%
Stock      Vice-President,
           Business
           Development

Common     Pat Lee, Vice-            0         0.00%
Stock      President and Chief
           Engineer

Common     Chuong Hoang, Vice-       0         0.00%
Stock      President and COO

Common     Phi Nguyen, Vice-         0         0.00%
Stock      President

Common     Hien Nguyen, Vice-        0         0.00%
Stock      President and CFO
           (Vietnam)
Common     Douglas Owen,             0         0.00%
Stock      Director

Common     Officers and      3,000,000        70.60%
Stock      Directors as a
           Group

Footnotes:

(1). The address  of  officers and directors in the table is c/o
     USA  Telcom  Internationale,  7341 West  Charleston
     Boulevard, Suite 130, Las Vegas, NV 89117.


B.Change in Control

No arrangements exist that may result in a change of control of USA Telcom.

Item 5. Directors and Executive Officers, Promoters and Control
     Persons

A.Directors, Executive Officers and Significant Employees

The names, ages, and positions of the Company's directors, executive officers, and significant employees are as follows:

     NAME        AGE          POSITION          DIRECTOR SINCE

Allen Jones       64     President,  CEO,  and  November 1998
                         Director

Michael F.        68     Secretary, Treasurer,  November 1998
Browning                 and Director

Ly Hoang          57     Executive VP,          Not applicable
                         Business Development

Pat Lee           44     VP & Chief Engineer    Not applicable

Chuong Hoang,     55     VP & COO               Not applicable
Ph.D.

Phi Nguyen        41     VP                     Not applicable

Hien Nguyen,      56     VP & CFO (Vietnam)     Not applicable
Ph.D.

Douglas Owen      61     Director               March 2001


Allen Jones, President, CEO, and Director of the Company, has owned and operated numerous businesses since 1961, including several joint ventures in Asia. Mr. Jones' business interests have ranged from trading in finished goods to manufacturing to real estate development. From 1993 to 1998, Mr. Jones was involved with several companies developing residential and wireless (CDMA) telecommunications services in Vietnam. In 1998, Mr. Jones worked in the capacity of the Executive Vice President, Finance, with Harrison Digicom, Air Tel, and SGM ETMC engaged in telecommunications services development in Vietnam. For that project, Mr. Jones raised US$5 million in expansion capital from a European financial consortium. Complementing his business interests in Vietnam, Mr. Jones has been a contributor to various humanitarian causes, setting up a humanitarian development corporation and donating a variety of used hospital equipment. Mr. Jones received education at Kansas State College, ELA College, and California State University studying a diversity of subjects. Mr. Jones founded USA TelCom in 1998.

Michael F. Browning, Secretary, Treasurer, and Director of the Company, has thirty years of experience in financial analysis, consulting, commercial real estate management, and marketing. Mr. Browning dedicated most of his career to financial feasibility analysis, contract negotiations, marketing, financing, and development management for the real estate industry. From 1987 to 1993, Mr. Browning served as Vice President of Development at Bentall Development Co. From 1993 to present, Mr. Browning has been a partner with Uni-Med Realty Advisors. Mr. Browning holds a degree in Business Administration from University of Arizona, Tucson.

Ly Hoang, Executive Vice President for Business Development, is a businessman in the Asian market with a solid background in hi-tech entrepreneurial ventures. Mr. Hoang holds a Master's Degree in Communications with specialization in television broadcasting systems and production. Formerly, Mr. Hoang served as Chairman or Director of several telecom companies.

Pat Lee, Vice President and Chief Engineer, received his Ph.D. from the School of Engineering at the University of California, Irvine, in 1989 investigating the topic of integrated optics. Dr. Lee's publications include papers on multi-channel integrated electro-optic and acousto-optic devices for optical signal processing and communications. In 1990, Dr. Lee joined Meret Optical Communications, Inc. (an Amoco Company), where he headed the Advanced Technology Group to develop a high-speed optical transmitter using an integrated electro-optic device for application in telecommunication transmission systems.

Chuong Hoang, Ph.D., Vice President and Chief Operating Officer, has over 30 years of executive-level and engineering experience in telecommunications industry, especially in data networking and Internet business applications. Most recently, Dr. Hoang was the President and CEO of ITC. From 1985 to 1995, Dr. Hoang served as a Vice President for Vietnam Data Communications (VDC) and the President of a VDC branch in the South of Vietnam. Dr. Hoang joined VietPC Vietnam in June of 1997 as the General Manager of Planning and served on the Board of Directors. Dr. Hoang holds a Ph.D. in Engineering.

Phi Nguyen, Vice President, received her Bachelor's of Science in Electrical Engineering from the University of Southern California in 1984. After that, Ms. Nguyen joined Hughes Aircraft Company, Radar Systems Group. In recent years, Ms. Nguyen has been pursuing diversified career choices in real estate, public relations, venture capital funding, and import/export fields. Ms. Nguyen is a founder of Radecad Link, Inc. She has also been involved in coordination of several infrastructure development projects in Vietnam.

Hien Nguyen, Ph.D., Vice President and Chief Financial Officer (Vietnam), holds a Ph.D. in Business Administration. He currently teaches Stock Market and Banking in Ho Chi Minh City. He is the author of a book on the stock market in Vietnam. He also serves as a consultant on the stock market to several finance firms and public companies in Vietnam.

Douglas Owen, Director, has more than twenty years of real estate development and marketing experience. Previously associated with the Stearns Company and Bentall Development Co., Mr. Owen is currently President of Uni-Med Realty Advisors. During his long and productive career, Mr. Owen advised multiple clients, including Marriott Hotel Corporation and Bank of America, on real estate matters. Mr. Owen holds a degree in Business Administration and Marketing from the University of Utah.

B.Family Relationships

None.

C.Involvement  on Certain Material Legal Proceedings  During  the
  Last Five Years

No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations. No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities. No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.Executive Compensation

A.Remuneration of Directors, Executive Officers, and  Significant
  Employees

     NAME             POSITION            COMPENSATION

Allen Jones    President,   CEO,   and        None
               Director

Michael F.     Secretary,   Treasurer,        None
Browning       and Director

Ly Hoang       Executive VP,  Business        None
               Development

Pat Lee        VP & Chief Engineer            None

Chuong Hoang   VP & COO                       None

Phi Nguyen     VP                             None

Hien Nguyen    VP & CFO (Vietnam)             None

Douglas Owen   Director                       None

As of the date of this Registration Statement, no salary has been paid to the Company's officers and directors. Officers and directors of the Company will not receive any compensation until the Company becomes profitable. The Board of Directors will determine the amount of their compensation, which will depend on the profitability of the Company.

In the future, the Board of Directors may set annual bonuses based on profitability and performance of the Company.

B.Employment Contracts

The Company has no employment agreements with any of its officers or directors.

Item 7. Certain Relationships and Related Transactions

Because of the development stage nature of the Company and its relatively recent inception, May 28, 1999, the Company has no additional relationships or transactions to disclose.

Item 8. Description of Securities

The Company, a Nevada corporation, is authorized to issue 25,000,000 shares of Common Stock, $0.001 par value. The Company has currently issued approximately 4,250,000 shares of Common Stock to approximately fifty-three (53) shareholder of record, including officers, directors, and employees of the Company and unaffiliated private investors. The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; (iv) are entitled to one non-cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders. All of the shares of Common Stock, now outstanding are fully paid and non-assessable; and (v) the holders of Common Stock have no conversion, preemptive or other subscription rights. There is no cumulative voting for the election of directors.


                            Part II

Item 1.Market  Price of and Dividends on the Registrant's  Common
       Equity and Related Stockholder Matters

A.Market for the Registrant's Equity

The Company's equity is currently not traded on any public market and there has been no trading market to date. As of December 31, 2001, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future.

B.Outstanding  Options,  Conversions,  and  Planned  Issuance  of
  Common Stock

As of December 31, 2001, there are no outstanding options, conversions, or planned issuances of common stock of the Company.

C.Security Holders

The Company has currently issued approximately 4,250,000 shares of Common Stock to approximately fifty-three (53) shareholder of record.

D.Securities that Could Be Sold Pursuant to Rule 144

There are 3,000,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. To date, no shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by affiliates, all 3,000,000 are currently freely transferable, but are subject to the resale limitations as outlined under Rule 144(e)(1)-(3). In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale. Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities. Holders As of the date of this registration statement, we had 53 holders of record of our common stock.

E.Dividends

To the date of this Registration Statement, the Company has not declared nor paid any dividends on its Common Stock.

As of the date of this Registration Statement, the Company does not have a formal dividend policy.

F.Transfer Agent and Registrar

The  Transfer Agent for the shares of common voting stock of  the
Company  is Shelley Godfrey, Pacific Stock Transfer Company,  500
East Warm Springs Road, Suite 240, Las Vegas, Nevada 89119, (702)
361-3033.

Item 2. Legal Proceedings

As of the date of this Registration Statement, the Company is not and  has  not  been  a  party  to any  pending  legal  proceeding
involving  any  private  party  or  federal,  state,   or   local
authority.

Item 3. Changes in and Disagreements with Accountants

During the two most recent fiscal years and any later interim period, no principal independent accountant of USA Telcom resigned (or declined to stand for re-election) or was dismissed. To the best of management's knowledge, no disagreements exist between USA Telcom and its principal accountant.

Item 4. Recent Sale of Unregistered Securities

The  Company was incorporated in Nevada on November 5, 1998.  The
Company  is  authorized to issue 25,000,000 shares of its  $0.001 par value common stock.

On  January  10, 1999, the Company issued 600,000 shares  of  its
$.001 par value Common Stock (for $600 cash) to its officers as founders stock as follows:

* USA  Telcom   issued  to  Allen Jones  200,000  shares  of  the
  Common  Stock  of  the Company and to Michael Browning  400,000
  shares of the Common Stock of the Company.

On December 10, 1999, the Company effectuated a 2-for-1 stock split for all issued and outstanding shares of Common Stock of the Company issued and outstanding.

On  December 10, 2000, the Company issued 1,800,000 shares of its
$.001 par value Common Stock (for $92,536) to an officer of the Company as follows:

* USA  Telcom issued to Allen Jones 1,800,000 shares  of  the
  Common Stock of the Company.

All founders' shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

On July 9, 2001, the State of Nevada issued a permit to USA Telcom to sell securities pursuant to registration by qualification in the state. The offering was exempt from federal registration pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended. On October 31, 2001, USA Telcom closed that offering, in which it sold a total of 1,250,000 shares of its $0.001 par value common stock at $0.05 per share for cash in the amount of $62,500.

There have been no other issuances of common stock of the Company.

Item 5. Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                            Part F/S


Item 1.        Financial Statements



                 USA Telcom Internationale, Inc.

                         Balance Sheets
                              as of
                   December 31, 2001 and 2000

                               and

                      Statements of Income,
                    Stockholders' Equity, and
                           Cash Flows
                       for the years ended
                   December 31, 2001 and 2000



                        TABLE OF CONTENTS





                                                   PAGE

Independent Auditor's Report                         1

Balance Sheet                                        2

Income Statement                                     3

Statement of Stockholders' Equity                    4

Statement of Cash Flows                              5

Footnotes                                            6


G. BRAD BECKSTEAD
Certified Public Accountant
                                              330 E. Warm Springs
                                              Las Vegas, NV 89119
                                                     702.257.1984
                                               702.362.0540 (fax)

                  INDEPENDENT AUDITOR'S REPORT

March 7, 2002

Board of Directors
USA Telcom Internationale, Inc.
Las Vegas, NV

I have audited the Balance Sheets of USA Telcom Internationale, Inc. (the "Company") (a Development Stage Company), as of December 31, 2001 and 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the ten-month period and year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the balance sheets of USA Telcom Internationale, Inc. as of December 31, 2001 and 2000, and its related statements of operations, equity and cash flows for the ten-month period and year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 4 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


    /s/ G. Brad Beckstead
G. Brad Beckstead, CPA
                 USA Telcom Internationale, Inc.
                          Balance Sheet

                                          December   December
                                          31,2001    31, 2000

Assets
Current assets:
Cash and equivalents                        $48,364    $9,312
Accounts receivable                           7,500         -
Total current assets                         55,864     9,312

Other assets                                  5,000     5,120
Shareholder loans                            30,667         -
                                            $92,013   $14,432

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable                                 $-      $338
Total current liabilities                         -       338

Stockholders' equity:
Common stock, $0.001 par value, 25,000,000    4,250     3,000
shares authorized, 4,250,000 and
3,000,000 issued and outstanding as of
10/31/01 and 12/31/00, respectively
Additional paid-in capital                  174,743    90,136
(Deficit)                                  (86,980)  (79,042)
                                             92,013    14,094
                                            $92,013   $14,432

 The accompanying notes are an integral part of these financial statements.


                 USA Telcom Internationale, Inc.
                     Statement of Operations

                        Ten months    Year ended
                        ended         December
                        December 31,     31,
                           2001         2000



Revenue                 $ 44,179      $  19,975

Expenses:
General administrative    52,179         95,754
expenses

Depreciation                  18
expense

Total expenses            52,197         95,754

Other income or
(expense):

Interest expense               -           (280)

Net income (loss)       $ (7,938)     $ (76,059)


Weighted average number 3,315,068     1,276,754
of common shares
outstanding

Net income (loss) per   $      (0)    $      (0)
share

 The accompanying notes are an integral part of these financial statements.


                 USA Telcom Internationale, Inc.
          Statement of Changes in Stockholders' Equity
 For the period November 5, 1998 (Date of Inception) to December
                            31, 2001

                                                   (Deficit)
                                                    Accumulated
                        Common Stock    Additional  During          Total
                       Shares  Amount   Paid-in     Development  Stockholders'
                                        Capital     Stage           Equity

Balance   December,
31, 1998                     - $    -    $      -    $       -    $        -

Shares issued for    1,200,000    600           -            -           600
cash

Net (loss) for the
year ended                                              (2,983)       (2,983)
December 31, 1999


Balance   December,
31, 1999             1,200,000    600           -       (2,983)       (2,383)


Shares issued for    1,800,000    900      91,636                     92,536
cash

2-for-1 forward                 1,500      (1,500)                         -
split

Net (loss) for the
year ended                                              (76,059)     (76,059)
December 31, 2000

Balance, December    3,000,000  3,000      90,136       (79,042)      14,094
31, 2000

Donated capital              -      -      24,607             -       24,607


Shares issued        1,250,000  1,250      60,000                     61,250
pursuant to Rule
504 offering

Net income for the                                      (7,938)      (7,938)
period ended
December 31, 2001

Balance, December    4,250,000 $4,250    $174,743     $(86,980)     $92,013
31, 2001

 The accompanying notes are an integral part of these financial statements.




               USA Telcom Internationale, Inc.
                   Statement of Cash Flows

                                             Year ending
                                             December 31


                                             2001      2000
Cash flows from operating activities
Net income (loss)                      $   (7,938)  $ (76,059)
Depreciation                                    18           -
Adjustments to reconcile net income
(loss) to net cash (used) by operating
activities:
(Increase) in accounts receivable          (7,500)           -
(Increase) in shareholder loans           (30,667)
(Increase) decrease in other assets           120      (5,120)
(Decrease) in current liabilities            (338)     (2,103)
Net cash (used) by operating              (46,305)    (83,282)
activities

Cash flows from investing activities
Net cash used by investing activities        (500)           -
                                             (500)           -
Cash flows from financing activities
Donated capital                             24,607           -
Issuance of common stock                    61,250      92,536
Net cash provided by financing              85,857      92,536
activities
Net increase in cash                        39,052       9,254
Cash - beginning                             9,312          58
Cash - ending                          $    48,364    $  9,312

Supplemental disclosures:
Interest paid                          $         -    $    280
Income taxes paid                      $         -    $      -

 The accompanying notes are an integral part of these financial statements.




                 USA Telcom Internationale, Inc.
                              Notes

Note 1 - Significant accounting policies and procedures

Organization
The  Company  was organized November 5, 1998 (Date of  Inception)
under   the   laws  of  the  State  of  Nevada,  as  USA   Telcom
Internationale,  Inc.   The  Company  is  authorized   to   issue
25,000,000 shares of $0.001 par value common stock.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                    Cash and cash equivalents

The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

                      Revenue recognition

The Company recognizes revenue on an accrual basis as it invoices for services.

       Reporting on the costs of start-up activities

Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

                          Loss per share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. The Company had no dilutive common stock equivalents, such as stock options or warrants as of December 31, 2001 and 2000.

                        Advertising Costs

The Company expenses all costs of advertising as incurred. There were no advertising costs included in selling, general and administrative expenses.

               Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

                Impairment of long lived assets

Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at December 31, 2001.


                       Segment reporting

The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

                           Dividends

The  Company has not yet adopted any policy regarding payment  of
dividends.   No  dividends  have  been  paid  or  declared  since
inception.

                     Recent pronouncements
The FASB recently issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company does not expect SFAS No. 133 to have a material impact on earning s and financial position.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the company's revenue recognition policies.

Note 2 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

                U.S federal statutory rate   (34.0%)

                Valuation reserve             34.0%

                Total                            -%


As of December 31, 2001, the Company has a net operating loss carryforward of approximately $87,000 for tax purposes, which will be available to offset future taxable income. If not used, this carryforward will expire in 2021. The deferred tax asset relating to the operating loss carryforward of approximately $30,000 has been fully reserved at December 31, 2001.

Note 3 - Stockholder's equity

The Company is authorized to issue 25,000,000 shares of its $0.001 par value common stock.

All references to shares issued and outstanding reflect the 2-for-1 stock split effected December 2000.

The Company issued 1,200,000 shares of its $.001 par value common stock to its officers as founders stock issued for cash in the amount of $600.

The Company issued 1,800,000 shares of its $.001 par value common stock to its officers as founders stock issued for cash in the amount of $92,536.

An officer of the Company donated cash to the Company in the amount of $24,607.

The Company issued 1,250,000 shares of its $0.001 par value common stock for cash of $62,500 (net of $1,250 in offering costs) pursuant to a Rule 504 of the Securities and Exchange
Commission Act of 1933 offering.

There have been no other issuances of common stock.

Note 4 - Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. As noted above, the Company is in the development stage and, accordingly, has not yet generated revenues from operations. Since its inception, the Company has been engaged substantially in financing activities and developing its product line, incurring substantial costs and expenses. As a result, the Company incurred accumulated net losses through the period ended December 31, 2001 of $(86,980). In addition, the Company's development activities since inception have been financially sustained by capital contributions.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities.

Note 5 - Related party transactions

The Company loaned $30,667 to a shareholder. The loan is non-interest bearing and due 365 days from its origination date.

Office space and services are provided without charge by a director and shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

Note 6 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.




                            Part III


Item 1.    Index to Exhibits

 Exhibit            Name and/or Identification of Exhibit
 Number

    3      Articles of Incorporation & By-Laws
              a. Articles of Incorporation of the Company filed
                 November 5, 1998 and Amendments Thereto

              b. By-Laws of the Company adopted November 5, 1998

   23      Consent of Experts and Counsel
              Consents of independent public accountants



                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on  its  behalf  by  the  undersigned,  thereunto   duly
authorized.

                 USA TelCom Internationale, Inc.
                          (Registrant)

Date:     March 8, 2002


By:  /s/ Allen Jones

     Allen Jones, President, CEO and Director





Exhibit 3(a):  Articles of Incorporation of the Company filed
          November 5, 1998 and Amendments Thereto

                    Articles of Incorporation
                               of
                           USA TELECOM

Know all men by these present that the undersigned have this day voluntarily associated ourselves together for the purpose of forming a corporation under and pursuant to the provisions of Nevada Revised Statutes 78.010 to Nevada Revised Statues 78.090 inclusive as amended and state and certify that the articles of incorporation are as follows:

First:         Name

The name of the corporation is USA TELECOM.(The "Corporation.")

Second:        Resident Office and Agent

The address of the registered office of the corporation in the State Of Nevada is 1600 East Desert Inn Rd. Suite 102 in the city of Las Vegas, County of Clark, Nevada 89109. The name and address of the corporation's registered agent in the State of Nevada is Shawn F. Hackman, at said address, until such time as another agent is duly authorized and appointed by the corporation.

Third:         Purpose and Business

The purpose of the corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Nevada Revised Statutes of the State of Nevada, including, but not limited to the following:

(a) The Corporation may at any time exercise such rights, privileges, and powers, when not inconsistent with the purposes and object for which this corporation is
     organized;
(b) The Corporation shall have power to have succession by its corporate name in perpetuity, or until dissolved and its affairs wound up according to law;
(c) The Corporation shall have power to sue and be sued in any court of law or equity;
(d)  The Corporation shall have power to make contracts;
(e) The Corporation shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country;
(f) The corporation shall have power to appoint such officers and agents as the affairs of the Corporation shall require and allow them suitable compensation;
(g)  The   Corporation  shall  have  power  to  make  bylaws  not
     inconsistent with the constitution or laws of the United States, or of the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business and the calling and holding of meetings of stockholders;
(h) The Corporation shall have the power to wind up and dissolve itself, or be wound up or dissolved;
(i) The Corporation shall have the power to adopt and use a common seal or stamp, or to not use such seal or stamp and if one is used, to alter the same. The use of a seal or stamp by the corporation on any corporate documents is not necessary. The Corporation may use a seal or stamp, if it desires, but such use or non-use shall not in any way affect the legality of the document;
(j) The Corporation Shall have the power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures and other obligations and evidence of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for another lawful object;
(k) The Corporation shall have the power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidence in indebtedness created by any other corporation or corporations in the State of Nevada, or any other state or government and, while the owner of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any;
(l) The Corporation shall have the power to purchase, hold, sell and transfer shares of its own capital stock and use therefor its capital, capital surplus, surplus or other property or fund;
(m) The Corporation shall have the power to conduct business, have one or more offices and hold, purchase, mortgage and convey real and personal property in the State of Nevada and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia and in any foreign country;
(n) The Corporation shall have the power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its articles of incorporation, or any amendments thereof, or necessary or incidental to the protection and benefit of the Corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the purposes of the Corporation, whether or not such business is similar in nature to the purposes set forth in the articles of incorporation of the Corporation, or any amendment thereof;
(o) The Corporation shall have the power to make donations for the public welfare or for charitable, scientific or educational purposes;
(p) The Corporation shall have the power to enter partnerships, general or limited, or joint ventures, in connection with any lawful activities.

Fourth:        Capital Stock

1. Classes and Number of Shares. The total number of shares of all classes of stock, which the corporation shall have authority to issue is Twenty Five Million (25,000,000), consisting of Twenty Five (25,000,000) shares of Common Stock, par value of $0.001 per share (The "Common Stock")

2.   Powers and Rights of Common Stock

(a)   Preemptive   Right.      No  shareholders  of  the  Corporation
     holding common stock shall have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Corporation;
(b)  Voting Rights and Powers.      With respect to all matters  upon
     which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one
     (1) vote in person or by proxy for each share of the Common Stock standing in his/her name;
(c)  Dividends and Distributions
     (i)  Cash  Dividends.        Subject to the rights of  holders  of
          Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board of Directors from time to time out of assets of funds of the Corporation legally available therefor;
     (ii) Other Dividends and Distributions.     The Board of Directors
          may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock;
     (iii)Other Rights.              Except as otherwise required by the
          Nevada Revised Statutes and as may otherwise be provided in these Articles of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation;



3. Preferred Stock. The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board of Directors in its sole discretion, authority to do so being hereby expressly vested in such board.

4.   Issuance of the Common Stock and the Preferred Stock.    The
  Board of Directors of the Corporation may from time to time authorize by resolution the issuance of any or all shares of the Common Stock and the Preferred Stock herein authorized in accordance with the terms and conditions set forth in these Articles of Incorporation for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and in the case of the Preferred Stock, in one or more series, all as the Board of Directors in its discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law. The Board of Directors, from time to time, also may authorize, by resolution, options, warrants and
  other   rights  convertible  into  Common  or  Preferred  stock
  (collectively "securities"). The securities must be issued for such consideration, including cash, property, or services, as the Board or Directors may deem appropriate, subject to the requirement that the value of such consideration be no less than the par value if the shares issued. Any shares issued for which the consideration so fixed has been paid or delivered shall be fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon, provided that the actual value of such consideration is not less that the par value of the shares so issued. The Board of Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock divided or split-up of the shares of the Common Stock only to the then holders of the outstanding shares of the Common Stock.

5.   Cumulative  Voting.      Except  as  otherwise  required   by
  applicable law, there shall be no cumulative voting on any matter brought to a vote of stockholders of the Corporation.

Fifth:         Adoption of Bylaws

In the furtherance and not in limitation of the powers conferred by statute and subject to Article Sixth hereof, the Board of Directors is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the Bylaws of the Corporation (the "Bylaws").

Sixth:         Shareholder Amendment of Bylaws

Notwithstanding Article Fifth hereof, the bylaws may also be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock, regardless of class and voting together as a single voting class.

Seventh:       Board of Directors

The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. Except as may otherwise be provided pursuant to Section 4 or Article Fourth hereof in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, the exact number of directors of the Corporation shall be determined from time to time by a bylaw or amendment thereto, providing that the number of directors shall not be reduced to less that two (2). The directors holding office at the time of the filing of these Articles of Incorporation shall continue as directors until the next annual meeting and/or until their successors are duly chosen.

Eighth:        Term of Board of Directors

Except as otherwise required by applicable law, each director shall serve for a term ending on the date of the third Annual Meeting of Stockholders of the Corporation (the "Annual Meeting") following the Annual Meeting at which such director was elected. All directors shall have equal standing.

Not withstanding the foregoing provisions of this Article Eighth each director shall serve until his successor is elected and qualified or until his death, resignation or removal; no decrease in the authorized number of directors shall shorten the term of any incumbent director; and additional directors, elected pursuant to Section 4 or Article Fourth hereof in connection with rights to elect such additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, shall not be included in any class, but shall serve for such term or terms and pursuant to such other provisions as are specified in the resolution of the Board or Directors establishing such class or series.

Ninth:         Vacancies on Board of Directors

Except as may otherwise be provided pursuant to Section 4 of Article Fourth hereof in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board of Directors resulting from death, resignation, removal, or other causes, shall be filled solely by the quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs.

Tenth:         Removal of Directors

Except as may otherwise be provided pursuant to Section 4 or Article Fourth hereof in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock entitled to vote in connection with the election of such director, provided, however, that where such removal is approved by a majority of the Directors, the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the election of such director shall be required for approval of such removal. Failure of an incumbent director to be nominated to serve an additional term of office shall not be deemed a removal from office requiring any stockholder vote.

Eleventh:      Stockholder Action

Any action required or permitted to be taken by the stockholders of the Corporation must be effective at a duly called Annual Meeting or at a special meeting of stockholders of the Corporation, unless such action requiring or permitting stockholder approval is approved by a majority of the Directors, in which case such action may be authorized or taken by the written consent of the holders of outstanding shares of Voting Stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law these Articles have been satisfied.

Twelfth:       Special Stockholder Meeting

Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board or the President. Special meeting may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting, within the limits fixed by law.

Thirteenth:    Location of Stockholder Meetings

Meetings of stockholders of the Corporation may be held within or without the State of Nevada, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of the Nevada Revised Statutes) outside the State of Nevada at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

Fourteenth:    Private Property of Stockholders

The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever and the stockholders shall not be personally liable for the payment of the corporation's debts.

Fifteenth:     Stockholder Appraisal Rights in Business
               Combinations

To  the  maximum  extent  permissible under  the  Nevada  Revised
Statutes of the State of Nevada, the stockholders of the Corporation shall be entitled to the statutory appraisal rights provided therein, with respect to any business Combination involving the Corporation and any stockholder (or any affiliate or associate of any stockholder), which required the affirmative vote of the Corporation's stockholders.

Sixteenth:     Other Amendments

The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by applicable law and all rights conferred on stockholders herein granted subject to this reservation.

Seventeenth:   Term of Existence

The Corporation is to have perpetual existence.

Eighteenth:    Liability of Directors

No director of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officers involving any act or omission of any such director or officer. The foregoing provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

Nineteenth:    Name and Address of first Directors and
               Incorporators

The name and address of the incorporators of the Corporation and the first Directors of the Board of Directors of the Corporation, which shall be one (1) in number is as follows:

                           DIRECTOR #1
                     Shawn F. Hackman, Esq.
                1600 E. Desert Inn RD. Suite 102
                       Las Vegas, NV 89109

I, Shawn F. Hackman, Esq., being the first director and Incorporator herein before named, for the purpose of forming a corporation pursuant to the Nevada Revised Statutes of the State of Nevada, do make these Articles, hereby declaring and certifying that this is my act and deed and the facts herein stated are true and accordingly have hereunto set my hand this 5th day of November, 1998.

By: /s/
Shawn F. Hackman, Esq.

Verification

State Of Nevada

County Of Clark

On this 5h day of November, 1998, before me, the undersigned, a Notary Public in and for said State, personally appeared Shawn F. Hackman, Esq. personally known to me (or proved to me on the basis of satisfactory evidence) to be the person who subscribed his name to the Articles of Incorporation and acknowledged to me that he executed the same freely and voluntarily and for the use and purposes therein mentioned.

By: /s/ Loree Richards

Notary Public in and for said
County and State







             CERTIFICATE OF AMENDMENT TO ARTICLES OF
                          INCORPORATION
                               of
                           USA TELECOM

I, Shawn F. Hackman certify that:

1. The original articles were filed with the Office of the Secretary of State on November 5, 1998.

2. As of the date of this certificate, 0 shares of stock of the corporation have been issued.

3. The undersigned who represent more than two-thirds of the incorporators hereby adopted the following amendments to the Articles of Incorporation of this Corporation:


First: Name of Corporation.

The name of the corporation is USA TELCOM.  (The "Corporation.")

/s/ Shawn F. Hackman
Shawn F. Hackman, Incorporator'

State of Nevada
County of Clark

On November 10, 1998, personally appeared before me, a Notary public, Shawn F. Hackman, who acknowledged that they executed the above instrument.

/s/ Loree Richards

A Notary Public in and for said County and State.






             CERTIFICATE OF AMENDMENT TO ARTICLES OF
                          INCORPORATION
                               of
                           USA TELECOM
I, Allen Jones certifies that:

1. The original articles were filed with the Office of the Secretary of State on November 5, 1998.
2. As of the date of this certificate, 600,000 shares of stock of the corporation have been issued.
     First: Name of Corporation.
     The name of the corporation is USA TELCOM INTERNATIONALE
     (the "Corporation")

/s/ Allen Jones
Allen Jones, President

State of Nevada
County of Clark

On April 25, 2000, personally appeared before me, a Notary public, Allen Jones, who acknowledged that they executed the above instrument.

/s/ Nina S. Delise

A Notary Public in and for said County and State.








Exhibit 3(b): By-Laws of the Company adopted November 5, 1998

                             BYLAWS
                               OF
                           USA TELECOM

                       Article I: Offices

The principal office of USA TELECOM ("Corporation") in the Sate of Nevada shall be located in Las Vegas, County of Clark. The Corporation may have such other offices, either within or without the State of Nevada, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

                    Article II: Shareholders

Section 1. Annual Meeting. The annual meeting of the shareholders shall be held during the first ten (10) days in the month of June in each year, or on such other date during the calendar year as may be designated by the Board of Directors. If the day fixed for the annual meeting shall be a legal holiday in the State of Nevada, such meeting shall be held on the next succeeding business day. If the election of Directors shall be held on the day designated herein for any annual meeting of the shareholders or at any adjournment thereof, the Board of
Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be.

Section   2.    Special  Meetings.   Special  meetings   of   the
shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than ten percent (10%) of all the outstanding shares of the Corporation entitled to vote at the meeting.

Section 3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Nevada, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within our without the State of Nevada, unless otherwise prescribed by statute, as the place for the holding, of such meeting. If no designation is made, the place of meeting shall be the principal office of the Corporation.

Section 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall, unless otherwise prescribed by statute, be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation with postage thereon prepaid.

Section 5. Closing of Transfer Books or Fixing of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case fifty
(50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least fifteen (15) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than thirty (30) days and, in case of a meeting of shareholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make a complete list of shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such lists shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during, the whole time of the meeting for the purposes thereof.

Section 7. Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his or duly authorized attorney-in- fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting. A meeting of the Board of Directors my be had by means of telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other, and participation in a meeting under such circumstances shall constitute presence at the meeting.

Section 10. Voting of Shares by Certain Holders. Shares standing in the name of another Corporation may be voted by such officer, agent or proxy as the Bylaws of such Corporation may prescribe or, in the absence of such provision, as the Board of Directors of such Corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledge shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the Corporation shall not be voted directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

Section 11. Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                 Article III: Board of Directors

Section 1. General Powers. The business and affairs of the Corporation shall be managed by its Board of Directors.

Section 2. Number, Tenure and Qualifications. The number of Directors of the Corporation shall be fixed by the Board of Directors, but in no event shall be less than one (1). Each
Director shall hold office until the next annual meeting of shareholder and until his successor shall have been elected and qualified.

Section 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.

Section 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two Directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by them.

Section 5. Notice. Notice of any special meeting shall be given at least one (1) day previous thereto by written notice delivered personally or mailed to each Director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United Sates mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any Directors may waive notice of any meeting. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 6. Quorum. A majority of the number of Directors Fixed by Section 2 of the Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

Section 7. Manner of Acting. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 8. Action Without a Meeting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the Directors.

Section 9. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors though less than a quorum of the Board of Directors, unless otherwise provided by law. A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any Directorship to be filled by reason of an increase in the number of Directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of Directors by the shareholders.

Section 10. Compensation. By resolution of the Board of Directors, each Director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as a Director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation thereof.

Section 11. Presumption of Assent. A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

                      Article IV: Officers

Section 1.  Number.  The officers of the Corporation shall  be  a
President, one or more Vice Presidents, a Secretary and a Treasurer, each of whom shall be elected by the Board of
Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors, including a Chairman of the Board. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person. Officers may be Directors or shareholders of the Corporation.

Section 2. Election and Term of Office. The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the First meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified, or until his death, or until he shall resign or shall have been removed in the manner hereinafter provided.

Section 3. Removal. Any officer or agent may be removed by the Board of Directors whenever, in its judgement, the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights, and such appointment shall be terminable at will.

Section 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

Section 5. President. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present, preside at all meetings of the shareholders and of the Board of Directors, unless there is a Chairman of the Board, in which case the Chairman shall preside. He may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deed, mortgages, bonds, contract, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by there Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed, and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

Section 6. Vice President. In the absence of the President or in the event of his death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors. If there is more than one Vice President, each Vice President shall succeed to the duties of the President in order of rank as determined by the Board of Directors. If no such rank has been determined, then each Vice President shall succeed to the duties of the President in order of date of election, the earliest date having the first rank.

Section 7. Secretary. The Secretary shall: (a) keep the minutes of the Board of Directors in one or more minute books provided for the purpose; (b) see that all notices are duly given in accordance with the provisions of the Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President certificates for share of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 8. Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the
Corporation: (b) receive and give receipts for moneys due and payable to the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these Bylaws, and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such sureties as the Board of Directors shall determine.

Section 9. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a Director of the Corporation.

                      Article V: Indemnity

Section 1. Definitions. For purposes of this Article, "Indemnity" shall mean each Director or Officer who was or is a party to, or is threatened to be made a part to, or is otherwise involved in, any Proceeding (as hereinafter defined), by reason of the fact that he or she is or was a Director or Officer of this Corporation or is or was serving in any capacity at the request of this Corporation as a Director, Officer, employee, agent, partner, or fiduciary of, or in any other capacity for, another corporation, partnership, joint venture, trust, or other enterprise. The term "Proceeding" shall mean any threatened, pending, or completed action or suit (including, without limitation, an action, suit or proceeding by or in the right of this Corporation', whether civil, criminal, administrative or investigative.

Section 2. Indemnification. Each Indemnitee shall be indemnified and held harmless by this Corporation for all actions taken by him or her, and for all omissions (regardless of the date of any such action or omission), to the fullest extent permitted by Nevada law, against all expense, liability and loss (including, without limitation, attorney fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding. Indemnification pursuant to this Section shall continue as to an Indemnitee who has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors and administrators. This Corporation may, by action of its Board of Directors, and to the extent provided in such action, indemnify employees and other persons as though they were Indemnitees. The rights to indemnification as provided in this Article shall be non-exclusive of any other rights that any person may have or hereafter acquire under an statute, provision of this Corporation's Articles of Incorporation or Bylaws, agreement, vote of stockholders or Directors, or otherwise.

Section   3.   Financial  Arrangements.   This  Corporation   may
purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a Director, Officer, employee or agent of this Corporation, or is or was serving at the request of this Corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in such capacity, whether or not this Corporation has the authority to indemnify him or her against such liability and expenses.

The other financial arrangements which may be made by this Corporation may include, but are not limited to, (a) creating a trust fund; (b) establishing a program of self-insurance; (c) securing its obligation of indemnification by granting a security interest or other lien on any of this Corporation's assets, and
(d) establishing a letter of credit, guarantee or surety. No financial arrangement made pursuant to this section may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud, or a knowing violation of law, except with respect to advancing, expenses or indemnification ordered by a court. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by this Corporation or any other person approved by the Board of Directors, even if all or part of the other person's stock or other securities is owned by this Corporation. In the absence of fraud:

(a) the decision of the Board of Directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section, and the choice of the person to provide the insurance or other financial arrangement is conclusive; and


(b) the insurance or other financial arrangement is not void or voidable; does not subject any Director approving it to personal liability for his action; and even if a Director approving the insurance or other financial arrangement is a beneficiary of the insurance or other Financial arrangement.

Section 4. Contract of Indemnification. The provisions of this Article relating to indemnification shall constitute a contract between this Corporation and each of its Directors and Officers, which may be modified as to any Director or Officer only with that person's consent or as specifically provided in this section. Notwithstanding any other provision of the Bylaws relating to their amendment generally, any repeal or amendment of this Article which is adverse to any Director or Officer shall apply to such Director or Officer only on a prospective basis and shall not limit the rights of an Indemnitee to indemnification with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these Bylaws, no repeal or amendment of these Bylaws shall affect any or all of this Article so as to limit or reduce the indemnification in any manner unless adopted by (a) the unanimous vote of the Directors of this Corporation then serving, or (b) the stockholders as set forth in Article XII hereof, provided that no such amendment shall have retroactive effect inconsistent with the preceding sentence.

Section 5. Nevada Law. References in this Article to Nevada law or to any provision thereof shall be to such law as it existed on the date these Bylaws were adopted or as such law thereafter may be changed, provided that (a) in the case of any change which expands the liability of an Indemnitee or limits the indemnification rights or the rights to advancement of expenses which this Corporation may provide, the rights to limited liability, to indemnification and to the advancement of expenses provided in this Corporation's Articles of Incorporation, these Bylaws, or both shall continue as theretofore to the extent permitted by law; and (b) if such change permits this Corporation, without the requirement of any further action by stockholders or Directors, to limit further the liability of Indemnitees or to provide broader indemnification rights or rights to the advancement of expenses than this Corporation was permitted to provide prior to such change, liability thereupon shall be so limited and the rights to indemnification and advancement of expenses shall be so broadened to the extent permitted by law.

       Article VI: Contracts, Loans, Checks, and Deposits

Section 1. Contracts. The Board of Directors may authorize any office or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4.  Deposits.  All funds of the Corporation not otherwise employed  shall be deposited from time to time to the  credit  of
the   Corporation  in  such  banks,  trust  companies  or   other
depositories as the Board of Directors may select.

     Article VII: Certificates for Shares and Their Transfer

Section 1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President and by the Secretary or by such other officers authorized by law and by the Board of Directors so to do, and sealed with the corporate seal. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, expect that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

Section 2. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes, provided, however, that upon any action undertaken by the shareholder to elect S Corporation status pursuant to Section 1362 of the Internal Revenue Code and upon any shareholders agreement thereto restricting the transfer of said shares so as to disqualify said S Corporation status, said restriction on transfer shall be made a part of the Bylaws so long as said agreements is in force and effect.

                    Article VIII: Fiscal Year

The fiscal year of the Corporation shall begin on the 1st day of January and end on the 31st day of December of each year.

                      Article IX: Dividends

The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and condition provided by law and its Articles of Incorporation.

                    Article X: Corporate Seal

The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation and the words
"Corporate Seal."

                  Article XI: Waiver of Notice

Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or Director of the Corporation under the provision of the Articles of Incorporation or under the provisions of the applicable Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                     Article XII: Amendments

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors, or by the shareholder as any regular or special meeting of the shareholders.

The above Bylaws are certified to have been adopted by the Board of Directors of the Corporation on the 5th day of November 1998.

/s/ Allen Jones
Allen Jones, Director

Exhibit 23: Consent of Experts and Counsel

G. BRAD BECKSTEAD
Certified Public Accountant
                                              330 E. Warm Springs
                                              Las Vegas, NV 89119
                                                     702.257.1984
                                               702.362.0540 (fax)


March 7, 2002


To Whom It May Concern:

I have issued my report dated March 7, 2002, accompanying the financial statements of USA Telcom Internationale, Inc. for the years ended December 31, 2001 and 2000. I hereby consent to the incorporation by reference of said report in the Form 10SB to be filed with the US Securities and Exchange Commission.

Signed,

/s/ G. Brad Beckstead

G. Brad Beckstead, CPA